For immediate release	Exhibit No. 99.1

FAIRMONT RETURNS TO NEW YORK CITY
TO MANAGE THE PLAZA

TORONTO, November 22, 2005 - Fairmont Hotels & Resorts Inc. (“Fairmont”) (TSX/NYSE: FHR) is pleased to announce that it has entered into an agreement to manage The Plaza, one of New York’s, and the world’s, most renowned and prestigious hotel properties. The Plaza is currently undergoing an extensive $350 million renovation which, when completed, will feature 282 spacious, fully renovated luxury hotel rooms, including 152 condo hotel units. The restored Plaza will also contain elegant residential condominiums and high-end retail space. Subject to certain terms and conditions being finalized, Fairmont will assume management responsibilities of the hotel and condo hotel when The Plaza reopens in early 2007, in time to celebrate the property’s centennial anniversary.

“New York City is one of the key strategic hotel markets in the world. We are delighted to be returning to the city and to the same address, with a magnificent, unrivalled luxury property,” said William R. Fatt, Fairmont’s Chief Executive Officer. “The Plaza’s history, celebrated landmark status and renewed positioning, make it the ideal New York flagship for our distinguished hotel collection.”

Mr. Fatt went on to say, “We are also pleased about our new relationship with the owner of The Plaza, ELAD Properties, and we hope that this will be the first of other partnership opportunities.”

“In every respect, The Plaza will set a new standard of quality, luxury and sophistication. We will be creating, with Fairmont, a five diamond plus hotel in which the rooms, amenities, services and experience will be like no other, reflecting the traditions and expectations associated with this storied and iconic landmark,” noted Miki Naftali, President and Chief Executive Officer of ELAD Properties. “The restored Plaza, quite simply, will once again be the greatest hotel in the greatest city in the world.”

About The Plaza
Built in 1907, The Plaza hotel stands 19 stories high and overlooks 5th Avenue and Central Park in New York City. Designated a National Historic Landmark in 1986, this French Chateau-style hotel has hosted numerous dignitaries, movie stars and social events since its opening.  In September 2004, Manhattan real estate developer, ELAD Properties purchased The Plaza, which is currently undergoing a $350 million renovation.

About Fairmont Hotels & Resorts Inc.
Fairmont is a leading owner/operator of luxury hotels and resorts. Fairmont's managed portfolio consists of 88 luxury and first-class properties with approximately 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, the United Kingdom, Monaco, Kenya and the United Arab Emirates as well as two vacation ownership properties managed by Fairmont Heritage Place. Fairmont owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 50 distinctive city center and resort hotels including The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. Fairmont also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, Fairmont holds real estate interests in 27 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. Fairmont owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place, a vacation ownership business.

About ELAD Properties
Elad is one of New York City’s preeminent and most active real estate development companies. Its sister company, Elad Canada, is a major developer and investor in commercial, retail and residential real estate.

Contacts:

Fairmont

Media:	Investors:
Lori Holland	Denise Achonu
Director Public Relations	Executive Director Investor Relations
Tel: 212.715.7098	Tel: 416.874.2485
Email: communication@fairmont.com	Email: investor@fairmont.com
Website: www.fairmont.com	Website: www.fairmontinvestor.com

ELAD Properties
Lloyd Kaplan
Chairman
Linden Alschuler & Kaplan, Inc.
Tel: 212.575.4545
E-mail: lkaplan@lakpr.com